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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.  Name and Address of Reporting Person*

    Loosmore                  N.                    Bert
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   (Last)                   (First)               (Middle)

    c/o I.D. Systems, Inc.
    One University Plaza
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                                   (Street)

    Hackensack,                     NJ                                07601
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  (City)                          (State)                             (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    I.D. Systems, Inc. (IDSY)
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3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

     February 2002
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5.  If Amendment, Date of Original (Month/Year)


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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

       [X] Director                    [ ]       10% Owner
       [ ] Officer (give title below)  [ ]       Other (specify below)

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7.  Individual or Joint/Group Filing  (Check Applicable Line)

        [X]   Form filed by One Reporting Person
        [ ]   Form filed by More than One Reporting Person

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           Table I-- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned


                                      2.          3.            4.                                        6.
                                      Trans-      Trans-        Securities Acquired (A)    5.              Owner-
                                      action      action        or Disposed of (D)         Amount of       ship         7.
                                      Date        Code          (Instr. 3, 4 and 5)        Securities      Form:        Nature of
                                                  (Instr. 8)    -----------------------    Beneficially    Direct       Indirect
                                                  ----------                               Owned at        (D) or       Beneficial
1.                                    (Month/                             (A)              End of Month    Indirect     Owner-
Title of Security                     Day/                       Amount   or   Price       (Instr. 3       (I)          ship
(Instr. 3)                            Year)       Code     V              (D)              and 4)          (Instr. 4)   (Instr. 4)
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Common Stock                          02/22/02    S              7,800    D    $8.4415
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Common Stock                          02/25/02    S              4,700    D    $8.2302
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Common Stock                          02/26/02    S              7,500    D    $9.0865
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          02/27/02    S              5,000    D    $9.4060     537,947          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person, see Instruction
4(b)(v).                                                                  (0ver)

                                                                 SEC 1474 (7-96)

  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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1.           2.        3.        4.         5.             6.                7.                8.       9.         10.       11.
Title of     Conver-   Trans-    Trans-     Number of      Date Exer-        Title and Amount  Price    Number     Owner-    Nature
Derivative   sion      action    action     Derivative     cisable and       of Underlying     of       of deriv-  ship      of
Security     of        Date      Code       Securities     Expiration Date   Securities        Deriv-   ative      Form of   Indi-
(Instr. 3)   Exer-               (Instr.    Acquired (A)   (Month/Day/Year)  (Instr. 3 and 4)  ative    Secur-     Deriv-    rect
             cise      (Month/   8)         or Disposed    ----------------  ----------------  Secur-   ities      ative     Benefi-
             Price     Day/      -------    (Instr. 3,                                         ity      Bene-      Secur-    cial
             of        Year)     Code  V    4, and 5)                                          (Instr.  ficially   ity:      Owner-
             Deriv-                         -----------    Date     Expira-          Amount    5)       Owned      Direct    ship
             ative                          (A)    (D)     Exer-    tion     Title   or                 at End     (D) or    (Instr.
             Secur-                                        cisable  Date             Number             Month      Indirect  4
             ity                                                                     of                 (Instr.    (I)
                                                                                     Shares             4)         (Instr.
                                                                                                                   4)
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Options to                                                                   Common
Purchase     $2.63                                         (1)       1/2/11  Stock    5,000             5,000      D
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Options to                                                                   Common
Purchase     $3.38                                         (2)       4/2/11  Stock    5,000             5,000      D
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Options to                                                                   Common
Purchase     $5.61                                         (3)       7/2/11  Stock    5,000             5,000      D
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Options to                                                                   Common
Purchase     $4.45                                         (4)      10/1/11  Stock    5,000             5,000      D
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Explanation of Responses:
(1) Exercisable on a cumulative monthly basis over a four year period beginning February 2, 2001.
(2) Exercisable on a cumulative monthly basis over a four year period beginning May 2, 2001.
(3) Exercisable on a cumulative monthly basis over a four year period beginning August 2, 2001.
(4) Exercisable on a cumulative monthly basis over a four year period beginning November 1, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                     By: /s/ N. Bert Loosmore                        3/6/02
                         ---------------------------------      ----------------
                         ** Signature of Reporting Person             Date
                             N. Bert Loosmore

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.